Exhibit 99.3

CONFIDENTIAL

ICLK VOTING AGREEMENT

This Voting Agreement (as may be amended, supplemented, modified and varied from time to time in accordance with the terms herein, this “Agreement”) is made as of November 29, 2024 by and among iClick Interactive Asia Group Limited, a Cayman Islands exempted company (“ICLK”), Amber DWM Holding Limited, a Cayman Islands exempted company (“DWM”), and the undersigned ICLK shareholders (the “ICLK Shareholders” and each a “ICLK Shareholder”).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, ICLK, Overlord Merger Sub Ltd., a Cayman Islands exempted company and a direct, wholly owned subsidiary of ICLK (“Merger Sub”) and DWM are entering into an Agreement and Plan of Merger (as the same may be amended, supplemented, modified and varied from time to time in accordance with the terms therein, the “Merger Agreement”), pursuant to which, at the Closing, Merger Sub shall be merged with and into DWM, with DWM surviving as a direct wholly owned subsidiary of ICLK (the “Merger”); and

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.           Definitions. As used herein the term “Voting Shares” shall mean all securities of ICLK beneficially owned (as such term is defined in Rule13d-3 under the Exchange Act, excluding any shares underlying unexercised options or warrants, but including any shares acquired upon exercise of such options or warrants) (“Beneficially Owned” or “Beneficial Ownership”) by any ICLK Shareholder, including any and all securities of ICLK acquired and held in such capacity subsequent to the date hereof (“Additional Securities”). Capitalized terms used and not defined herein shall have the respective meanings assigned to them in the Merger Agreement.

Section 2.           Representations and Warranties of the Voting Parties. Each ICLK Shareholder on its own behalf hereby represents and warrants to the other parties hereto, severally and not jointly, with respect to such ICLK Shareholder and such ICLK Shareholder’s Beneficial Ownership of its Voting Shares set forth on Annex A as follows:

(a)            Organization and Standing. If such ICLK Shareholder is a legal entity, such ICLK Shareholder has been duly organized and is validly existing and in good standing under the laws of the place of its incorporation or establishment and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. If such ICLK Shareholder is a legal entity, such ICLK Shareholder is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except as would not reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or to impair such ICLK Shareholder’s ability to fulfill its obligations under this Agreement in any material respect.

(b)            Authority. If such ICLK Shareholder is a legal entity, such ICLK Shareholder has all requisite power and authority to enter into this Agreement, to perform fully such ICLK Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. If such ICLK Shareholder is a natural person, such ICLK Shareholder has the legal capacity to enter into this Agreement. If such ICLK Shareholder is a legal entity, this Agreement has been duly authorized, executed and delivered by such ICLK Shareholder. This Agreement constitutes a valid and binding obligation of such ICLK Shareholder enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by principles governing the availability of equitable remedies.

(c)            No Consent. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity or other Person on the part of such ICLK Shareholder is required in connection with the execution, delivery and performance of this Agreement, except as would not reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or to impair such ICLK Shareholder’s ability to fulfill its obligations under this Agreement in any material respect. If such ICLK Shareholder is a natural person, no consent of such ICLK Shareholder’s spouse or creditor is necessary under any “community property” or other laws for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby. If such ICLK Shareholder is a trust, no consent of any beneficiary is required for the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

(d)            No Conflicts. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (i) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of such ICLK Shareholder’s organizational documents, (ii) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) (or give rise to any right of termination, cancellation, acceleration or loss of right) under any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation or any other Legal Requirement applicable to such ICLK Shareholder or to such ICLK Shareholder’s property or assets (including the Voting Shares) or (iii) result in the creation of any Lien upon any of the properties or assets of such ICLK Shareholder, except in each case of (ii) and (iii), as would not reasonably be expected to prevent or delay the consummation of the Transactions (including the Merger) or to impair such ICLK Shareholder’s ability to fulfill its obligations under this Agreement in any material respect.

(e)            Ownership of Shares. Such ICLK Shareholder (i) Beneficially Owns its Voting Shares free and clear of all Liens and (ii) has the sole power to vote or caused to be voted its Voting Shares, other than Liens pursuant to this Agreement, the memorandum and articles of ICLK as in effect on the date hereof (the “M&A”) or applicable federal or state securities laws. Except pursuant hereto and pursuant to (A) the M&A and (B) the ICLK Share Plans, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which such ICLK Shareholder is a party relating to the pledge, acquisition, disposition, transfer or voting of its Voting Shares and there are no proxies, voting trusts or any other agreements with respect to the voting of such Voting Shares; except in the case of such ICLK Shareholder that is a limited partnership, any organizational documents of such limited partnership and agreements between the limited partnership and its partners, in each case, that does not affect its Beneficial Ownership of its Voting Shares or its ability to vote or caused to be voted its Voting Shares. Such ICLK Shareholder does not Beneficially Own any equity securities of ICLK or any options, warrants or other rights to acquire any additional equity securities of ICLK or any security exchangeable or exercisable for or convertible into equity securities of ICLK, other than as set forth on Annex A.

(f)             No Litigation. There is no Legal Proceeding pending against, or, to the knowledge of such ICLK Shareholder, threatened against, such ICLK Shareholder or any of such ICLK Shareholder’s properties or assets (including the Voting Shares of such ICLK Shareholder), that would reasonably be expected to prevent, delay or impair the ability of such ICLK Shareholder to perform such ICLK Shareholder’s obligations hereunder or to consummate the transactions contemplated by this Agreement.

(g)            Reliance. Such ICLK Shareholder has had the opportunity to review the Transaction Agreement and this Agreement with counsel of such ICLK Shareholder’s own choosing. Such ICLK Shareholder understands and acknowledges that DWM is entering into the Transaction Agreement to which DWM is a party in reliance upon such ICLK Shareholder’s execution, delivery and performance of this Agreement.

Section 3.           Agreement to Vote Shares; Further Assurances.

(a)            Each ICLK Shareholder agrees during the term of this Agreement that, at any annual or extraordinary general meeting of the shareholders of ICLK and at any other meeting of the shareholders of ICLK, however called, including any adjournment, recess or postponement thereof, in connection with any written consent of the shareholders of ICLK and in any other circumstance upon which a vote, consent or other approval of all or some of the shareholders of ICLK is sought, it shall, and shall cause any holder of record of the Voting Shares he, she or it Beneficially Owns to, in each case to the extent that such Voting Shares are entitled to vote thereon or consent:

(i)	appear at each such meeting or otherwise cause all of its Voting Shares to be counted as present thereat in accordance with procedures applicable to such meeting so as to ensure such ICLK Shareholder is duly counted for purposes of calculating a quorum and for purposes of recording the result of any applicable vote or consent and respond to each request by ICLK for written consent, if any; and

(ii)	to vote or cause to be voted the Voting Shares he, she or it Beneficially Owns, or deliver, or cause to be delivered, a written consent covering all such Voting Shares (i) in favor of the ICLK Shareholder Matters (as defined in the Merger Agreement) and any proposal to adjourn or postpone such meeting of shareholders of ICLK to a later date if there are not sufficient votes to approve Transactions (including the Merger) and (ii) against (A) any proposal or offer from any Person (other than DWM or any of its Affiliates) concerning an ICLK Business Combination (as defined in the Merger Agreement); (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of ICLK under the Merger Agreement; and (C) except as contemplated by this Agreement and the other Transaction Agreements, any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Transactions (including the Merger) or the fulfillment of ICLK’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of ICLK (including any amendments to its Governing Documents), including, without limitation, any action that would require the consent of DWM pursuant to the Merger Agreement, except if approved in writing by DWM. The obligations of each ICLK Shareholder specified in this Section 3 shall apply whether or not the Board of Directors of ICLK shall have effected a Change in Recommendation (as defined in the Merger Agreement).

(b)            During the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms, each ICLK Shareholder further irrevocably and unconditionally agrees that it shall not, shall cause its Affiliates not to and shall cause the Representatives of it and its Affiliates (to the extent such Representatives are acting on such ICLK Shareholder or its Affiliates’ behalf) (subject to, in the case of a Representative who is a director of ICLK or any of its Subsidiaries and solely in such Representative’s capacity as a director, his or her fiduciary duties) not to, directly or indirectly, either alone or with or through any authorized Representatives, (i) make a Competing Proposal or solicit, encourage, recommend, facilitate or join with, invite, or knowingly take any other actions with the intent to induce any other person to be involved in the making of a Competing Proposal, (ii) provide any information to any third party with a view to such third party or any other person pursuing or considering to pursue a Competing Proposal, (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt financing, or contribution of any Voting Shares Beneficially Owns by it or provision of a voting agreement, in support of any Competing Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the transactions contemplated hereby, (v) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such ICLK Shareholder from performing its obligations under this Agreement, or (vi) solicit, encourage or facilitate, or induce or enter into any negotiation, discussion, agreement, arrangement or understanding (whether or not in writing and whether or not legally binding) with any person (other than DWM and their Affiliates) regarding, a Competing Proposal or any of the matters described in Section 3(a) or this Section 3(b).

(c)            Each ICLK Shareholder shall, and shall cause its Affiliates and the Representatives of it and its Affiliates (to the extent such Representatives are acting on such ICLK Shareholder or its Affiliates’ behalf) (subject to, in the case of a Representative who is a director of ICLK or any of its Subsidiaries and solely in such Representative’s capacity as a director, his or her fiduciary duties) to, immediately cease and terminate and cause to be ceased and terminated any existing discussions, conversations, negotiations or other communications or activities with any person that may have been conducted heretofore with respect to a Competing Proposal. From and after the date hereof, each ICLK Shareholder shall promptly (and in any event within twenty-four (24) hours) advise DWM of any approach by any person other than DWM or its Affiliates to such ICLK Shareholder in connection with a Competing Proposal and provide DWM with copies of any such written communication.

(d)            From time to time, at the request of ICLK or DWM, each ICLK Shareholder shall take all such further actions, as may be reasonably necessary to, in the most expeditious manner reasonably practicable, effect the purposes of this Agreement.

Section 4.           Grant of Irrevocable Proxy. Each ICLK Shareholder hereby irrevocably and unconditionally grants a proxy to, and appoints, DWM and/or any designee of DWM, and each of them individually, as its proxies and attorneys-in-fact, with full power of substitution and resubstitution, for and in such ICLK Shareholder’s name, place and stead, to vote, act by written consent or execute and deliver a proxy, solely in respect of the matters described in, and in accordance with, Section 3(a), and to vote or grant a written consent with respect to the Voting Shares Beneficially Owns by it as provided in Section 3(a). This irrevocable proxy and power of attorney is given in connection with, and in consideration of, the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such ICLK Shareholder under this Agreement. Each ICLK Shareholder hereby affirms that such irrevocable proxy is (i) coupled with an interest and (ii) subject to the last sentence of this Section 4, executed and intended to be irrevocable in accordance with the provisions of the Laws of Hong Kong. Each ICLK Shareholder hereby represents that any and all prior proxies granted and voting undertakings delivered by such ICLK Shareholder with respect to the Voting Shares Beneficially Owns by it to the extent such prior proxies or voting undertakings conflict with or are inconsistent with the proxies granted under this Section 4, if any, have been revoked or substituted by DWM and any designee thereof with respect to such ICLK Shareholder’s Voting Shares in connection with the transactions contemplated, and to the extent required, under the Merger Agreement and this Agreement, including the Merger, and no subsequent proxy or voting undertaking shall be given by such ICLK Shareholder (and if given shall be ineffective). Each ICLK Shareholder shall take such further action or execute such other instruments as may be requested by DWM in accordance with the relevant provisions of the Laws of Hong Kong or any other Law to effectuate the intent of this proxy. If for any reason the proxy granted herein is not irrevocable, then such ICLK Shareholder agrees to vote its Voting Shares in accordance with Section 3(a) as instructed in writing by DWM, or any designee of DWM prior to the termination of this Agreement. The parties agree that the foregoing is a voting agreement. The power of attorney granted by each ICLK Shareholder herein is a durable power of attorney and, so long as DWM has the interest secured by such power of attorney or the obligations secured by such power of attorney remain undischarged, the power of attorney shall not be revoked by the dissolution, bankruptcy, death or incapacity of such ICLK Shareholder. The proxy and power of attorney granted hereunder shall automatically and without further action by the parties hereto terminate upon the termination of this Agreement in accordance with its terms. Notwithstanding anything to the contrary in this Section 4, this Section 4 and the proxy granted hereunder shall only be effective with respect to an ICLK Shareholder if such ICLK Shareholder fails to perform his or its obligations under Section 3(a) above.

Section 5.           No Voting Trusts or Other Arrangement. Each ICLK Shareholder agrees that during the term of this Agreement, such ICLK Shareholder will not, and will not permit any entity under ICLK Shareholder’s control to, deposit any Voting Shares in a voting trust, grant any proxies with respect to the Voting Shares or subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares except as contemplated in this Agreement. Each ICLK Shareholder hereby revokes any and all previous proxies and attorneys in fact with respect to the Voting Shares. Each ICLK Shareholder agrees that during the term of this Agreement, such ICLK Shareholder will not, and will not permit any entity under ICLK Shareholder’s control to, take any action that would make any representation or warranty of such ICLK Shareholder herein untrue or incorrect, or have the effect of delaying or preventing such ICLK Shareholder from performing such ICLK Shareholder’s obligations hereunder.

Section 6.           Transfer and Encumbrance. Each ICLK Shareholder agrees that during the term of this Agreement, such ICLK Shareholder will not, directly or indirectly, transfer (including by operation of law), sell, tender, grant, offer, exchange, assign, pledge, charge, create any Lien on, or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), or encumber or create or permit to exist any Lien on (“Transfer”) any of his, her or its Voting Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of his, her or its Voting Shares or such ICLK Shareholder’s voting or economic interest therein. Any attempted Transfer of Voting Shares or any interest therein in violation of this Section 6 shall be null and void. This Section 6 shall not prohibit a Transfer of Voting Shares by any ICLK Shareholder to (a) any investment fund or other entity controlled or managed by or under common management or control with such ICLK Shareholder or affiliates of such ICLK Shareholder, (b) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of such ICLK Shareholder, or (c) if such ICLK Shareholder is a corporation, limited liability company, partnership, trust or other entity, any stockholder, member, partner or trust beneficiary as part of a distribution; provided, however, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, satisfactory in form and substance to ICLK and DWM to be bound by all of the terms of this Agreement as a ICLK Shareholder and either such ICLK Shareholder or the transferee provides DWM with a copy of such agreement prior to the consummation of any such Transfer. With respect to each ICLK Shareholder, this Agreement and the obligations hereunder shall attach to the Voting Shares Beneficially Owned by such ICLK Shareholder and shall be binding upon any person to which legal or Beneficial Ownership shall pass, whether by operation of law or otherwise, including, the ICLK Shareholder’s successors or assigns. No ICLK Shareholder may request that ICLK or the ICLK Company’s depositary banks or transfer agent, as applicable, register the Transfer of (book-entry or otherwise) any or all of the Voting Shares of such ICLK Shareholder (whether represented by a certificate or uncertificated), unless such transfer is made in compliance with this Agreement. Notwithstanding any Transfer of Voting Shares, the transferor shall remain liable for the performance of all of the obligations of the ICLK Shareholder under this Agreement.

Section 7.           Additional Securities. Each ICLK Shareholder covenants and agrees to notify DWM in writing of the number of Additional Securities Beneficial Ownership in which is acquired by such ICLK Shareholder after the date hereof as soon as practicable, but in no event later than five (5) Business Days, after such acquisition. Such Additional Securities shall automatically become subject to the terms of this Agreement and shall constitute Voting Securities of such ICLK Shareholder for all purposes of this Agreement.

Section 8.           Share Dividends, etc. In the event of a reclassification, recapitalization, reorganization, share split (including a reverse share split) or combination, exchange or readjustment of shares, change in ratio of ADSs to ICLK Class A Shares, or other similar transaction, or if any share dividend, subdivision or distribution (including any dividend or distribution of securities convertible into or exchangeable for securities of ICLK) is declared, in each case affecting the Voting Securities, the term “Voting Securities” shall be deemed to refer to and include such shares as well as all such share dividends and distributions and any securities of ICLK into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

Section 9.           Appraisal and Dissenters’ Rights. Each ICLK Shareholder hereby (i) waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Transactions (including the Merger) that ICLK Shareholder may have by virtue of ownership of Voting Shares and (ii) agrees not to commence or participate in any claim, derivative or otherwise, against ICLK relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or any other Transaction Agreements to which ICLK is a party or the consummation of the Transactions (including the Merger), including any claim (1) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (2) alleging a breach of any fiduciary duty of the Board of Directors of ICLK in connection with this Agreement, the Merger Agreement or any other Transaction Agreements to which ICLK is a party or the Transactions (including the Merger).

Section 10.         Redemption.   Each ICLK Shareholder agrees not to exercise any right to have any Voting Shares Beneficially Owned as of the date hereof or acquired and held in such capacity subsequent to the date hereof redeemed by ICLK.

Section 11.         Conversion Notices Each ICLK Shareholder holding ICLK Class B Shares (each a “ICLK Class B Shareholder”) agrees to deliver a written notice to ICLK immediately prior to the Effective Time, that such ICLK Class B Shareholder elects to convert all of the ICLK Class B Shares then held by it into ICLK Class A Shares pursuant to the M&A with immediate effect.

Section 12.         Termination. This Agreement shall automatically terminate upon the earlier to occur of (i) the Closing and (ii) the date on which the Merger Agreement is terminated for any reason in accordance with its terms. Upon termination of this Agreement, no party shall have any further rights, obligations or liabilities under this Agreement; provided, that nothing in this Section 12 shall relieve any party of liability for any breach of this Agreement occurring prior to termination and the provisions of this Section 12 and Section 15 through Section 17 shall survive any termination of this Agreement.

Section 13.         No Agreement as Director or Officer. Each ICLK Shareholder is signing this Agreement solely in its capacity as a shareholder of ICLK. No ICLK Shareholder makes any agreement or understanding in this Agreement in such ICLK Shareholder’s capacity (or in the capacity of any Affiliate, partner or employee of such ICLK Shareholder) as a director or officer of ICLK or any of its Subsidiaries (if such ICLK Shareholder holds such office). Nothing in this Agreement will limit or affect any actions or omissions taken by a ICLK Shareholder (or any Affiliate, partner or employee of such ICLK Shareholder) in his, her or its capacity as a director or officer of ICLK, and no actions or omissions taken in any ICLK Shareholder’s capacity (or in the capacity of any Affiliate, partner or employee of such ICLK Shareholder) as a director or officer shall be deemed a breach of this Agreement. Nothing in this Agreement will be construed to prohibit, limit or restrict a ICLK Shareholder (or any Affiliate, partner or employee of ICLK Shareholder) from exercising his or her fiduciary duties as an officer or director to ICLK or its Subsidiaries.

Section 14.         Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof.

Section 15.         Entire Agreement. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or, in the case of a waiver, by the party against whom the waiver is to be effective. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 16.         Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally; (b) one Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (c) on the date that transmission is confirmed electronically, if delivered by email; or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to ICLK, to:

iClick Interactive Asia Group Limited

15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong S.A.R., People’s Republic of China

Attention: Josephine Ngai

Email: josephine.ngai@i-click.com

with a copy to:

Cleary Gottlieb Steen & Hamilton

37th Floor, Hysan Place, 500 Hennessy Road

Causeway Bay, Hong Kong

Attention: Shuang Zhao

E-mail: szhao@cgsh.com

and

Cleary Gottlieb Steen & Hamilton

45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020

People’s Republic of China

Attention: Denise Shiu

E-mail: dshiu@cgsh.com

if to DWM, to:

DWM Holding Limited

1 Wallich Street
#30-02
Guoco Tower
Singapore 078881

Attention: Wayne Huo

Email: wayne.huo@ambergroup.io

with a copy to (which will not constitute notice):

Simpson Thacher & Bartlett

35th Floor, ICBC Tower

3 Garden Road

Central, Hong Kong

Attention: Yi Gao

Email: YGao@stblaw.com

and

Simpson Thacher & Bartlett LLP

3919 China World Center

1 Jianguomenwai Avenue

Beijing, 100004, China

Attention: Yang Wang

Email: yang.wang@stblaw.com

if to the ICLK Shareholder(s), to the address(es) set forth underneath the ICLK Shareholder’s name on the signature page hereto,

or to such other address or to the attention of such Person or Persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 17.         Miscellaneous.

(a)            Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. Section 11.7 and Section 11.8 of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

(b)            Severability. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof. If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, such restriction shall be enforced to the maximum extent permitted by Law.

(c)            Counterparts. This Agreement may be executed in two or more counterparts for the convenience of the parties hereto, each of which shall be deemed an original and all of which together will constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic, facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Agreement.

(d)            Titles and Headings. The titles, captions and table of contents in this Agreement are for reference purposes only, and shall not in any way define, limit, extend or describe the scope of this Agreement or otherwise affect the meaning or interpretation of this Agreement.

(e)            Assignment; Successors and Assigns; No Third Party Rights. Except as otherwise provided herein, this Agreement may not, without the prior written consent of the other parties hereto, be assigned by operation of Law or otherwise, and any attempted assignment shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, permitted assigns and legal representatives, and nothing herein, express or implied, it intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(f)            Documentation and Information. Each ICLK Shareholder shall permit and hereby authorizes ICLK, DWM and/or any of their respective Affiliates to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that ICLK and/or DWM determines to be necessary or desirable in connection with the Merger Agreement or the Transactions, such ICLK Shareholder’s identity and ownership of the Voting Shares and the nature of such ICLK Shareholder’s commitments and obligations under this Agreement.

(g)            Public Disclosure. None of the ICLK Shareholders shall issue any press release or make any other public statement with respect to the transactions contemplated by this Agreement without the prior written consent of DWM (or, for purposes of this subsection (g) only, after the consummation of the Merger, ICLK) except as such release or statement may be required by Legal Requirements or a Governmental Entity, and then only after (a) the form and terms of such disclosure have been provided to DWM for their review and comment, and (b) notice has been provided to DWM and DWM had a reasonable opportunity to comment thereon, in each case to the extent legally permissible. Notwithstanding the above, each ICLK Shareholder agrees to permit ICLK and the other ICLK Shareholders to publish and disclose in all documents filed by ICLK or any such other ICLK Shareholder filed with the SEC in connection with the Transactions, its and its respective Affiliates’ identity and beneficial ownership of its Voting Securities or other equity securities of ICLK and the nature of such ICLK Shareholder’s commitments, arrangements and understandings under this Agreement, or any other agreement or arrangement to which it (or any of its Affiliates) is a party relating to the Transactions (including a copy thereof), to the extent required by applicable Legal Requirements or the SEC (or its staff) or by mutual agreement between ICLK and DWM.

(h)            Further Assurances. Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to give effect to the transactions contemplated by this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLICK INTERACTIVE ASIA GROUP LIMITED	)
	)	/s/ Wing Hong Sammy Hsieh
In the presence of:	)	Name: Wing Hong Sammy Hsieh
	)	Title: Director
)
)
/s/ Winnie Lee Yuk Ching	)
Witness	)
)
Name: Lee Yuk Ching	)

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
AMBER DWM HOLDING LIMITED	)
	)	/s/ Junwei HUO
In the presence of:	)	Name: Junwei HUO
	)	Title: Director
)
)
/s/ Dongni HU	)
Witness	)
)
Name: Dongni HU	)

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Igomax Inc.	)
	)	/s/ Jian Tang
In the presence of:	)	Name: Jian Tang
	)	Title:
)
)
/s/ Chau Hoi Ying	)
Witness	)
)
Name: Chau Hoi Ying	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Bubinga Holdings Limited	)
	)	/s/ Wing Hong Sammy Hsieh
In the presence of:	)	Name: Wing Hong Sammy Hsieh
	)	Title:
)
)
/s/ Chau Hoi Ying	)
Witness	)
)
Name: Chau Hoi Ying	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Wing Hong Sammy Hsieh	)
	)	/s/ Wing Hong Sammy Hsieh
In the presence of:	)	Name: Wing Hong Sammy Hsieh
	)	Title:
)
)
/s/ Chau Hoi Ying	)
Witness	)
)
Name: Chau Hoi Ying	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Marine Central Limited	)
	)	/s/ Huang Jianjun
In the presence of:	)	Name: Huang Jianjun
	)	Title: Director
)
)
/s/ Z.Z.Huang	)
Witness	)
)
Name: Z.Z.Huang	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Creative Big Limited	)
	)	/s/ Kenny Sin Nang Chiu
In the presence of:	)	Name: Kenny Sin Nang Chiu
	)	Title: Director
)
)
/s/ Carmen Chiu	)
Witness	)
)
Name: Carmen Chiu	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Huge Superpower Limited	)
	)	/s/ Deng Yazhi
In the presence of:	)	Name: Deng Yazhi
	)	Title: Director
)
)
/s/ Y.L.Deng	)
Witness	)
)
Name: Y.L.Deng	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Capable Excel Limited	)
	)	/s/ Wong Siu Wa
In the presence of:	)	Name: Wong Siu Wa
	)	Title: Director
)
)
/s/ J Ma	)
Witness	)
)
Name: J Ma	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a deed as of the date first written above.

EXECUTED and DELIVERED	)
as a DEED	)
for and on behalf of	)
ICLK SHAREHOLDER: Integrated Asset Management (Asia) Limited	)
	)	/s/ Yam Tak Cheung
In the presence of:	)	Name: Yam Tak Cheung
	)	Title: Director
)
)
/s/ YELNG ANGIE NGA KEI	)
Witness	)
)
Name: YELNG ANGIE NGA KEI	)

Addresses for Notices:
ICLK Shareholder

[Signature Page to ICLK Voting Agreement]

Annex A